Exhibit 1

Harry Winston Diamond Corporation’s Fiscal 2009 First Quarter Results to be released Wednesday, June 4, 2008

TORONTO, CANADA (May 23, 2008) - Harry Winston Diamond Corporation (TSX: HW; NYSE:HWD) will release its Fiscal 2009 First Quarter results for the period ended April 30, 2008, before market hours on Wednesday, June 4, 2008.

Beginning at 10:00AM (EDT) on the same day, the company will hold its Annual Meeting of Shareholders at the Fairmont Royal York Hotel, 100 Front Street West, Toronto, Ontario.  Interested parties unable to attend may listen to a webcast of the meeting and a review of the first quarter results on the company’s website at http://investor.harrywinston.com.  An online archive of the webcast will be available on the company’s website at http://investor.harrywinston.com later the same day.

About Harry Winston Diamond Corporation

Harry Winston Diamond Corporation (TSX: HW; NYSE: HWD) is a specialist diamond enterprise with assets in the mining and retail segments of the diamond industry. The company supplies rough diamonds to the global market from its 40% interest in the Diavik Diamond Mine, located in Canada's Northwest Territories. The company's retail division, Harry Winston Inc., is a premier jewelry and timepiece retailer with salons in key locations including New York, Paris, London, Beijing, Tokyo and Beverly Hills. For more information, please visit www.harrywinston.com or for investor information, visit http://investor.harrywinston.com

For further information, please contact:

Kelley Stamm, Manager, Investor Relations – (416) 362-2237 ext 223 or kstamm@harrywinston.com